UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                AnorMED Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                      Common Shares Without Par Value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 035910108
-------------------------------------------------------------------------------
                               (CUSIP Number)


                               Brett Spector
                     SuttonBrook Capital Management LP
                             598 Madison Avenue
                                 6th Floor
                             New York, NY 10022
                               (212) 588-6622
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             September 18, 2006
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 035910108                                      Page 2 of 13
-------------------------                              ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SUTTONBROOK CAPITAL MANAGEMENT LP

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,665,300

                      ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      ---------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,665,300

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,665,300

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.36%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                  PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 035910108                                      Page 3 of 13
-------------------------                              ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SUTTONBROOK CAPITAL PORTFOLIO L.P.

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC,OO

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,665,300
                      ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      ---------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,665,300

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,665,300

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.36%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                  PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 035910108                                      Page 4 of 13
-------------------------                              ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JOHN LONDON

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,665,300

                      ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      ---------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,665,300

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,665,300

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.36%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                  IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 035910108                                      Page 5 of 13
-------------------------                              ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STEVEN M. WEINSTEIN

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,665,300

                      ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      ---------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,665,300

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,665,300

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.36%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                  IN

-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the common shares without par value (the "Common Stock"), of AnorMED Inc., a Canadian corporation (the "Company").

          The principal executive offices of the Company are located at 200-20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This statement on Schedule 13D is being filed by SuttonBrook Capital Management LP (the "Investment Manager"), SuttonBrook Capital Portfolio L.P. (the "Master Fund"), John London ("Mr. London") and Steven
M. Weinstein ("Mr. Weinstein" and, together with the Investment Manager, the Master Fund and Mr. London, the "Filing Persons").

          The Investment Manager is a Delaware limited partnership that is principally engaged in the business of serving as the investment manager of the Master Fund. The Master Fund is a Cayman Islands exempted limited partnership that is principally engaged in the business of investment and investment related activities. Mr. London is a United States citizen and is principally engaged in the business of serving as a managing member of SuttonBrook Holdings LLC, a Delaware limited liability company ("SuttonBrook Holdings"), and SuttonBrook Capital Associates LLC, a Delaware limited liability company ("SuttonBrook Associates"). Mr. Weinstein is a United States citizen and is principally engaged in the business of serving as a managing member of SuttonBrook Holdings and SuttonBrook Associates.

          The shares reported herein as beneficially owned by each of the Filing Persons are held directly by the Master Fund.

          The principal business address of each Filing Person, SuttonBrook Holdings and SuttonBrook Associates is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.

          The name, principal business address, place of organization and principal business of the entities who may be deemed to directly or indirectly control the Master Fund or the Investment Manager and, accordingly, may also be deemed to beneficially own the shares of Common Stock held by the Master Fund are set forth in Schedule I hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate purchase price of the 2,665,300 shares of Common Stock owned by the Master Fund is $25,071,676.74, including brokerage commissions. The shares of Common Stock owned by the Master Fund were acquired with working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Lehman Brothers Inc. acting as agent and custodian for Lehman Brothers International. The Master Fund holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the shares of Common Stock is indeterminate.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          All of the shares of Common Stock reported herein were acquired for investment purposes. The Filing Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Filing Persons and their affiliates may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, to the extent deemed advisable in light of general investment and trading policies of the Filing Persons, the Filing Persons' affiliates, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

          As part of the ongoing evaluation of this investment and investment alternatives, the Filing Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          In addition, from time to time, the Filing Persons and their affiliates may hold discussions with the Company, other stockholders of the Company, or potential acquirers of the Company regarding the matters described in subparagraphs (a) through (j) above.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

     (a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 41,914,011 shares of Common Stock outstanding as of September 8, 2006 as disclosed in the Company's Form F-10/A filed September 12, 2006.

          As of September 26, 2006, the Investment Manager may be deemed to beneficially own an aggregate of 2,665,300 shares of Common Stock, representing in the aggregate approximately 6.36% of the shares of Common Stock.

          As of September 26, 2006, the Master Fund may be deemed to beneficially own an aggregate of 2,665,300 shares of Common Stock, representing in the aggregate approximately 6.36% of the shares of Common Stock.

          As of September 26, 2006, Mr. London may be deemed to beneficially own an aggregate of 2,665,300 shares of Common Stock, representing in the aggregate approximately 6.36% of the shares of Common Stock.

          As of September 26, 2006, Mr. Weinstein may be deemed to beneficially own an aggregate of 2,665,300 shares of Common Stock, representing in the aggregate approximately 6.36% of the shares of Common Stock.

     (b) Each Filing Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock deemed to be beneficially owned by such Filing Person as described above.

     (c) Schedule II sets forth transactions in the Common Stock which were effected during the past sixty days by the Filing Persons. All such transactions were effected on either the American Stock Exchange, the NASDAQ, the Toronto Stock Exchange or on one of the principal ECN exchanges.

     (d) No person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------

          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Filing Persons, or between the Filing Persons and any other person, with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1 Joint Filing Agreement, dated as of September 27, 2006, between SuttonBrook Capital Management LP, SuttonBrook Capital Portfolio L.P., John London and Steve M. Weinstein.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2006

                            SuttonBrook Capital Management LP

                            By: SuttonBrook Holdings LLC,
                                Its General Partner

                                By: /s/ John London
                                    ------------------------------------
                                    Name:  John London
                                    Title: Managing Member


                            SuttonBrook Capital Portfolio L.P.

                            By:  SuttonBrook Capital Partners LP,
                                 Its General Partner

                                 By:  SuttonBrook Capital Associates LP,
                                      Its General Partner

                                      By:  SuttonBrook Capital Associates LLC,
                                           Its General Partner

                                           By: /s/ John London
                                               --------------------------
                                               Name:  John London
                                               Title: Managing Member


                            /s/ John London
                            ----------------------------------
                            John London


                            /s/ Steven M. Weinstein
                            ----------------------------------
                            Steven M. Weinstein

                                 SCHEDULE I
                                 ----------

          The name, principal business address, place of organization and principal business of each entity who may be deemed to directly or indirectly control the Master Fund or the Investment Manager, and accordingly, may also be deemed to beneficially own the shares of Common Stock held by the Master Fund is set forth below.

          The principal business address of each person listed below is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.


----------------------------- ----------------------------------- -------------------------------
            Name                    Place of Organization               Principal Business
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Capital           Delaware limited partnership        Serving as general partner of
Associates LP                                                     SuttonBrook Capital Partners
                                                                  NQP LP, SuttonBrook Capital
                                                                  Partners LP and SuttonBrook
                                                                  Capital Partners II LP
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Capital           Delaware limited liability company  Serving as general partner of
Associates LLC                                                    SuttonBrook Capital
                                                                  Associates LP
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Holdings LLC      Delaware limited liability company  Serving as general partner of the Investment Manager
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Capital           Delaware limited partnership        Serving as general partner of
Partners NQP LP                                                   the Master Fund
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Capital           Delaware limited partnership        Serving as general partner of
Partners LP                                                       the Master Fund
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Offshore          Cayman Islands exempted company     Serving as general partner of
Partners Ltd.                                                     the Master Fund
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Offshore          Cayman Islands exempted company     Serving as general partner of
Partners (E) Ltd.                                                 the Master Fund
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Offshore          Cayman Islands exempted company     Serving as general partner of
Partners (LF) Ltd.                                                the Master Fund
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Capital           Delaware limited partnership        Formed for the purpose of
Partners II LP                                                    investing substantially all
                                                                  of its assets in SuttonBrook
                                                                  Offshore Partners (LF) Ltd.
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Offshore          Cayman Islands exempted company     Formed for the purpose of
Partners II Ltd.                                                  investing substantially all
                                                                  of its assets in SuttonBrook
                                                                  Offshore Partners (LF) Ltd.
----------------------------- ----------------------------------- -------------------------------
SuttonBrook Offshore          Cayman Islands exempted company     Formed for the purpose of
Partners II (E) Ltd.                                              investing substantially all
                                                                  of its assets in SuttonBrook
                                                                  Offshore Partners (LF) Ltd.
----------------------------- ----------------------------------- -------------------------------



                                      SCHEDULE II
                                      -----------

                           SuttonBrook Capital Portfolio L.P.

----------------------------- -------------- ------------ ---------------- --------------------
  PURCHASES (P) / SALES (S)     QUANTITY       PRICE        TRADE DATE      SETTLEMENT DATE
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                              9,400      6.0068          8/8/2006           8/11/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                            600,000      9.3635         8/30/2006            9/5/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             14,000      9.8147          9/1/2006            9/7/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             75,000       10.06         9/12/2006           9/15/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             68,400     10.0298         9/12/2006           9/15/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             69,700     10.0749         9/13/2006           9/18/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                            250,000          10         9/13/2006           9/18/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             25,800      9.9778         9/14/2006           9/19/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             75,000          10         9/14/2006           9/19/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                             95,200      9.8578         9/15/2006           9/20/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                            100,000      9.7456         9/18/2006           9/21/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                            670,000         9.7         9/18/2006           9/21/2006
----------------------------- -------------- ------------ ---------------- --------------------
Purchase                            160,000     12.5861         9/26/2006           9/29/2006
----------------------------- -------------- ------------ ---------------- --------------------
